Immediately	Linda Kyriakou - 212-986-5500

Sequa's First Quarter Loss to be Smaller than Expected

New York, May 3 -- Sequa Corporation (NYSE; SQAA) expects to post a loss in the range of 30 to 45 cents per share when the company reports results for the first quarter ended March 31, 2002. Earlier, the company had indicated that it expected its first-quarter loss to be between 85 cents and $1.00 per share.

       Results for the first quarter will be available by the May 15 deadline for filing a Form10-Q with the Securities and Exchange Commission. As previously announced, in April 2002, Sequa changed its independent auditors to Ernst & Young from Arthur Andersen. The new firm has indicated that it will require the full time available for its first quarterly review.

       Sequa Corporation is a diversified manufacturer whose interests are in the fields of aerospace, propulsion, metal coating, specialty chemicals, can machinery, industrial equipment, automotive products, and men's formalwear. For additional information, visit the company's web site at www.sequa.com

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5/3/02

Note: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, political, currency, and regulatory, competitive and technological factors. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.